UNITED STAES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No.____________)


                       VININGS INVESTMENT PROPERTIES TRUST
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                                (Name of Issuer)

                SHARES OF BENEFICIAL INTEREST, without par value

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                         (Title of Class of Securities)

                                  927428 20 1

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                                 (CUSIP Number)
                                  Peter D. Anzo
                      President and Chief Executive Officer
                       Vinings Investment Properties Trust
                        3111 Paces Mill Road, Suite A-200
                                Atlanta, GA 30339
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 20, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  927428 20 1                          13D



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Watts Agent LP
                                   58-1791088


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*


                                       PF

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                     Georgia

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,355
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,355
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,355 shares of beneficial interest

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .3%

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
  14   TYPE OF REPORTING PERSON*


                                       PN

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                                  Schedule 13D


This Amendment No. 1 to Schedule 13D (the "Amendment") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on August 2, 1996 relating to the shares of beneficial interest, without par value (the "Shares"), of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). This Amendment amends the Schedule 13D only with respect to those Items listed below. All capitalized teems not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------
On February 20, 1998, Watts Agent LP sold 90,000 shares of the Trust in a private transaction in the aggregate amount of $374,400. The purchase was effected through the use of personal funds of the purchaser.

(a) Watts LP directly owns 3,355 Shares of the Trust, representing .3% of the outstanding Shares as of the date hereof.

(b) Watts LP has sole voting and dispositive power with respect to 3,355 Shares of the Trust.

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Vinings Investment Properties Trust


                                         By:  Watts Agent, LP, by its Managing
                                              Partner

Date:  March 2, 1998                     /s/ Gilbert H. Watts, Jr.
                                         -----------------------------------
                                         Signature

                                         Gilbert H. Watts, Jr.
                                         -----------------------------------
                                         Name/Title